July 16, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC 20549

Attn: Julie Rizzo, Esq. and J. Nolan McWilliams, Esq.

Re:	SLM Funding LLC Registration Statement on Form S-3 Filed April 26, 2010 File No. 333-166301

Dear Ms. Rizzo and Mr. McWilliams:

On April 26, 2010 (the “Initial Submission Date”), our client, SLM Funding LLC (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3, including representative forms of prospectus supplements for use in offering a series of asset-backed notes (the “Original Prospectus Supplements”), a base prospectus (the “Original Base Prospectus,” and together with Original Prospectus Supplements, the “Original Prospectus”) and certain exhibits (the “Original Exhibits,” and together with Original Prospectus, the “Original Documents”).  On May 12, 2010, we received a letter containing your initial comments (the “Initial Comments”) to the Original Documents. In response to your Initial Comments, on June 23, 2010 (the “Revised Document Submission Date”), the Company delivered to the Commission Amendment No. 1 to the Registration Statement on Form S-3, including a letter responding to the Initial Comments (the "Response Letter"), revisions to the Original Prospectus Supplements (the “Revised Prospectus Supplements”), revisions to the Original Base Prospectus (the “Revised Base Prospectus,” and together with Revised Prospectus Supplements, the “Revised Prospectus”) and certain revisions to the Original Exhibits (the “Revised Exhibits,” and together with Revised Prospectus and the Response Letter, the “Revised Documents”).  On July 2, 2010, we received a second letter containing your additional comments (the “New Comments”) to the Revised Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the New Comments.

For your convenience, the Responses have been placed in the order in which the New Comments were presented and the text of each New Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Revised Documents; all page references in this letter are to the marked versions of the Revised Documents filed today as Amendment No. 2 to the Form S-3, provided to you herewith, showing our changes to the versions submitted on the Revised Document Submission Date.

Amendment No. 1 to Registration Statement on Form S-3

General

1.
Comment:  We note your response to our prior comment 2.  Please advise as to what numerical information cannot be determined prior to the related closing date and why this information cannot be determined prior to the related closing date.

Response:  The Supplemental Purchase Account Initial Deposit in paragraph 5 of Attachment A to the Master Terms Sale Agreement (Exhibit 99.1) and the Initial Payment for Initial Loans in Attachment A of each of the Master Terms Purchase Agreement of SLM Education Credit Finance (Exhibit 99.3) and the Master Terms Purchase Agreement of SPE Seller (Exhibit 99.4) depend on knowledge of the cutoff date balance of student loans and/or the purchase price of the cutoff date balance of student loans.  Because the Company uses the closing date as the cutoff date for the student loan portfolio related to each series of asset-backed securities, the exact amount of such numerical information would not be available prior to the applicable closing day in order for the above-mentioned Exhibits to be filed prior to the closing date of the specific issuance.

2.
Comment:  We note your response to our prior comment 5.  Please confirm that each of the cap agreement, floor agreement, collar agreement or liquidity agreement that the related trust may enter into are limited to interest rate and currency agreements.

Response:  We hereby confirm, on behalf of the Company, that each of the cap agreement, floor agreement, collar agreement or liquidity agreement that the related trust may enter into are limited to interest rate and currency agreements.

Prospectus Supplement

3.	Comment: We note your response to our prior comment 9 and reissue in part. Please provide data in your prospectus supplement summary regarding how many loans are interest only loans.

Response:  We have revised each prospectus supplement summary to include a cross-reference to the disclosure contained in the base prospectus regarding borrower payment status and its effect on the payment of interest on the trust student loans, as well as a cross reference to the tables entitled “Distribution of the Initial Trust Student Loans By Current Borrower Payment Status as of the Statistical Cutoff Date” and/or “Distribution of the Trust Student Loans By Current Payment Status as of the Statistical Cutoff Date”, “Scheduled Weighted Average Remaining Months in Status of the Initial Trust Student Loans by Current Borrower Payment Status as of the Statistical Cutoff Date” and/or “Scheduled Weighted Average Remaining Months in Status of the Trust Student Loans by Current Borrower Payment Status as of the Statistical Cutoff Date” and “Distribution of the Initial Trust Student Loans By Repayment Terms As of the Statistical Cutoff Date” and/or “Distribution of the Trust Student Loans By Repayment Terms As of the Statistical Cutoff Date” in Annex A of each of the Prospectus Supplements. Please see page S-7 of the Prospectus Supplement for federally guaranteed student loans and page S-6 of the Prospectus Supplement for private education loans.  We have also slightly amended the above-mentioned tables to include references to information relating to “in-school” and “grace” statuses in the Prospectus Supplement for federally-guaranteed loans, to use the term “deferment” rather than “deferral” in both Prospectus Supplements and to clean-up a few misplaced uses of “initial” trust student loans in the Prospectus Supplement for private education loans.

Should you have any further questions or comments please contact me at 212-705-7325 or my partner Reed D. Auerbach at 212-705-7400.

Regards, /s/ Steve Levitan Steve Levitan

cc:	Mark L. Heleen, Esq.
Eric J. Watson, Esq.
(SLM Funding LLC)